

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2018

John Nallen
Chief Operating Officer
Fox Corporation
1211 Avenue of the Americas
New York, NY 10036

      Re: Fox Corporation
          Amended Draft Registration Statement on Form 10-12B
          Submitted December 7, 2018
          CIK No. 0001754301

Dear Mr. Nallen:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10-12B Submitted December 7, 2018

Results of Operations
Fiscal 2017 versus Fiscal 2016 , page 93

1.   We note your response to our prior comment six and your new disclosure on pages 68, 92, and 94. Based on your table on page 68, it appears that some of your networks had increases in subscribers while others had decreases in subscribers. Please explain the underlying reason for the change in subscribers numbers by network, providing investors with more insight into your business and result of operations. We note your current disclosure only cites industry impact.

<u>Combined Financial Statements</u>
<u>Note 7. Related Party Transactions and 21CF Investment , page F-56</u>

2.   We note your response to our prior comment twelve and your new disclosure on page F-25. Please add similar disclosure, showing related party revenue and expenses for the three months ended September 30, 2018.

     You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Telecommunications

cc: Andrew L. Fabens